UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT

TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File No. 0-8707

A.  Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Nature’s Sunshine Products, Inc.

Tax Deferred Retirement Plan

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Nature’s Sunshine Products, Inc.

2500 West Executive Parkway, Suite 100

Lehi, UT  84043

REQUIRED INFORMATION

Financial Statements and Schedule

In accordance with Item 4 of the instructions to Form 11-K, the financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) are filed herewith in lieu of the requirements of Items 1 to 3.  Certain schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting Disclosures under ERISA have been omitted because they are not applicable.

Exhibits

23.1                        Consent of Independent Registered Public Accounting Firm — Tanner LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan

Date: June 28, 2013	By:	/s/ Stephen M. Bunker
Executive Vice President, Chief Financial Officer and Treasurer of Nature’s Sunshine Products, Inc., and Member of the Governing Board which is the Plan Administrator

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2012 and 2011 and

for the Year Ended December 31, 2012

Together with Report of Independent Registered Public

Accounting Firm

NATURE’S SUNSHINE PRODUCTS, INC. TAX

DEFERRED RETIREMENT PLAN

* Other supplementary schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan

We have audited the accompanying statements of assets available for benefits of the Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statement of changes in assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LLC

Salt Lake City, Utah

June 28, 2013

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Statements of Assets Available for Benefits

As of December 31,

	2012	2011
Assets

Investments at fair value	$37,028,724	$34,553,181

Receivables:
Employee contributions	68,428	52,046
Employer contributions	109,485	20,549
Total receivables	177,913	72,595

Assets available for benefits at fair value	37,206,637	34,625,776

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(100,009)	(102,340)

Assets available for benefits, at contract value	$37,106,628	$34,523,436

See accompanying notes to financial statements.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Statement of Changes in Assets Available for Benefits

For the Year Ended December 31, 2012

Additions:
Investment income:
Net appreciation in fair value of investments	$3,233,681
Interest and dividends	575,516

Total investment income	3,809,197

Contributions:
Employee	1,551,003
Employer	643,268

Total contributions	2,194,271

Total additions	6,003,468

Deductions:
Benefits paid to participants	3,419,515
Plan expenses	761

Total deductions	3,420,276

Net increase in assets available for benefits	2,583,192

Assets available for benefits:
Beginning of the year	34,523,436

End of the year	$37,106,628

See accompanying notes to financial statements.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements

1.	Description of the Plan

The following brief description of the Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan (the “Plan”) provides only general information. Participants, and other users of the financial statements, should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established to provide retirement benefits to eligible employees of Nature’s Sunshine Products, Inc. (the “Company” or the “Employer”) and its domestic subsidiaries, Synergy Worldwide, Inc. and Nature’s Sunshine Products Direct, Inc., collectively. All full-time and part-time employees that are 18 years of age or older are eligible to participate in the Plan immediately upon hire. The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (“IRC”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Eligible employees automatically become a participant and are enrolled into the Plan at a 5% deferral rate, unless the employee elects otherwise. Participants may change their deferral percentage of their eligible compensation up to 100%, not to exceed the IRC limits. Contributions are limited by the IRC, which established a maximum contribution of $17,000 ($22,500 for participants age 50 and older) for the year ended December 31, 2012. Employee contributions by highly compensated employees, as defined in the IRC, may be limited by the Plan Administrator. In 2012, highly compensated employees could contribute a percentage of their eligible compensation, not to exceed 6.4%.

For 2012, the Company matched the participants’ contributions to the Plan at 50% up to a maximum of 5% of their eligible compensation. Effective January 1, 2013, the Company raised the employer match to be 60% up to a maximum of 5% of eligible employee compensation.

The Plan permits rollovers to the Plan from certain types of retirement plans.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of investment earnings, and is charged with withdrawals, an allocation of investment losses and its share of any expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-Directed Options for Investments

Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan. Investment options include mutual funds and a common/collective trust fund. Participants may change their election or transfer monies between funds at any time.

Since March 2006, purchases of Company common stock under the Plan have been suspended. Participants with common stock of the Company in their accounts may direct the sale of the stock and the investment of the resulting monies into other investment options offered by the Plan.

Vesting

Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. A participant is 100% vested in the employer contributions and related earnings after three years of qualifying service, upon attaining the Plan’s normal retirement age of 59½, or upon death or certain types of disability while an employee.

Payment of Benefits

The Plan provides for benefit distributions (either in installments or as a lump sum) to Plan participants or their beneficiaries of their vested account balance upon termination of employment, certain types of disability or attainment of age 59½ (retirement age) while employed by the Company. Vested benefits may also be rolled over into another eligible retirement plan.

If the value of a vested account is not greater than $1,000 when employment is terminated, the benefit will be distributed to the participant following the date of termination.

If the value of a vested account is not more than $5,000 and the participant does not elect to receive the distribution or roll it over to an eligible retirement plan, the Plan Administrator will automatically initiate a distribution to a Principal Financial Group Individual Retirement Rollover Account when employment is terminated.

The Plan provides that the remaining vested account balance of a Plan participant at death will be distributed in a lump sum to the beneficiary.

Hardship Withdrawals

Participants may withdraw all or part of their vested account balances, including voluntary contributions (but none of the income earned on such contributions after December 31, 1988), upon demonstration of a financial hardship subject to the requirements of the Plan. Hardship withdrawals are permitted based on the safe harbor rules.

Forfeitures

Forfeitures are first used to pay Plan administrative expenses and then used to reduce employer contributions. During the year ended December 31, 2012, the forfeiture account had investment gains of $613 and forfeitures utilized to reduce Company contributions totaled $18,500. Additional forfeitures that became available for general use for the year ended December 31, 2012 totaled $20,576. As of December 31, 2012 and 2011, the balance in the forfeiture account was $2,713 and $24, respectively.

Nature’s Sunshine Products, Inc. Common Stock Voting Rights

Each participant is entitled to exercise voting rights attributable to shares of Nature’s Sunshine Products, Inc. common stock allocated to his or her account and is notified prior to the time that such rights are to be exercised.

2.	Summary of Significant Accounting Policies	Basis of Accounting The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect certain reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

Investment Contracts

Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a common/collective trust in the Union Bond & Trust Company Principal Stable Value Fund (the “Stable Value Fund”). The statements of assets available for benefits present the fair value of the investments in the collective trust as well as the adjustment of the investments in the common/collective trust from fair value to contract value relating to the investment contracts. The statement of changes in assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for disclosure of fair value measurements.

The Plan utilizes market data or assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally observable. The Plan primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based on the observance of those inputs into the fair value hierarchy levels as set forth in the fair value accounting guidance.

Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Investment earnings are automatically reinvested into the fund from which they were derived.

Following is a description of the valuation methodologies used for the Plan’s investment assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

• Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

• Mutual funds: Valued at the closing price reported on the active market on which the individual funds are traded.

• Common collective trust fund: Valued based on the fair values of the net assets underlying the fund, which primarily consist of fixed income securities and investment contracts.

Level 1 inputs are quoted prices (unadjusted) in active markets that the Plan has the ability to access as of the reporting date and consist of investments in common stock and mutual funds. Level 2 inputs, which are inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly corroborated or observable as of the reporting date and generally use valuation methodologies, consist of a common/collective trust fund as discussed in “Investment contracts” above. The common/collective trust fund is a Level 2 asset as participants have the ability to redeem their investments at the contract value at that point in time. Level 3 inputs include significant pricing inputs that are generally less observable from objective sources. The Plan holds no Level 3 investments as of December 31, 2012 and 2011.

The preceding described methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Payment of Benefits
Benefits are recorded when paid by the Plan.

Administrative Costs

Principal Financial Group (“Principal”) direct expenses, some professional fees and certain administrative fees for participant communication and services, recordkeeping and benefit payment services are paid by the Plan. These expenses are borne by participants based on their investments in the Plan’s investment funds. Other administrative expenses and some professional fees are paid by the Company and are not reflected within these financial statements.

3.	Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for benefits.

As of December 31, 2012 and 2011, approximately 7% and 9%, respectively, of total Plan investments were held in Company common stock. This investment is exposed to market risk from changes in the fair market value of such shares.

4.	Investments	The Plan’s investments that represented 5% or more of the total Plan’s assets available for benefits as of December 31, 2012 and 2011 are as follows:

			2012	2011
		Principal LifeTime 2030 R5 Fund	$4,653,269	$3,973,360
		Morley Financial Services Stable Value Fund	4,354,971	4,503,785
		Principal LifeTime 2020 R5 Fund	3,991,836	5,262,462
		Principal LifeTime 2040 R5 Fund	2,679,601	2,249,649
		Nature’s Sunshine Products, Inc. Common Stock	2,533,244	3,036,418
		Principal LifeTime 2010 R5 Fund	2,395,071	*
		T. Rowe Price/Brown LargeCap Growth I R5 Fund	2,304,044	2,164,580
		PIMCO Total Return A Fund	2,268,957	*

* Fund did not exceed 5% of total assets available for benefits as of December 31, 2011.

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

2012
Common stock:
Nature’s Sunshine Products, Inc.	$(181,778)
Common/collective trust:
Union Bond & Trust Company Principal Stable Value Fund (at contract value)	54,236
Mutual funds:
Equity	1,132,157
Balanced	1,698,139
Fixed income	201,381
International equity	329,546

$3,233,681

The Plan invests in a fully benefit-responsive investment contract through the stable value fund.  Union Bond & Trust Company, the trustee of the stable value fund, maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The objective of the stable value fund is to provide a diversified group of investments offering competitive levels of yield consistent with a stable fixed-income methodology. The stable value fund seeks to achieve this objective by investing in conventional, synthetic and separate account investment contracts issued by life insurance companies, banks and other financial institutions.

Market value events may limit the ability of the stable value fund to transact at contract value with the issuer. Such events may include but are not limited to: changes or amendments in fund administration, merger or consolidation of investors, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the fund, and failure to meet certain tax qualifications. Under the terms of agreement to participate in the stable value fund, withdrawals can be delayed up to 12 months upon request.  The stable value fund may grant withdrawal from the fund if there are sufficient cash assets to satisfy the request.  As of December 31, 2012, 16% of the stable value fund was in cash.

The contract value of the stable value fund at December 31, 2012 and 2011 was $4,254,962 and $4,401,445, respectively. The average yield earned based on actual earnings was 2% at December 31, 2012.

5.	Fair Value Measurements

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  For disclosures, U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets.

Level 2 - Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following tables summarize the Plan’s financial assets that were accounted for at fair value on a recurring basis as of December 31, 2012 and 2011, and the fair value calculation input hierarchy level that the Plan has determined applies to each asset category:

	Assets Measured at Fair Value on a recurring basis as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity	$8,681,550	$—	$—	$8,681,550
Balanced	15,340,429	—	—	15,340,429
Fixed income	3,989,273	—	—	3,989,273
International equity	2,129,257	—	—	2,129,257
Common/collective trust	—	4,354,971	—	4,354,971
Common stock	2,533,244	—	—	2,533,244

Total assets at fair value	$32,673,753	$4,354,971	$—	$37,028,724

	Assets Measured at Fair Value on a recurring basis as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity	$8,230,057	$—	$—	$8,230,057
Balanced	14,306,631	—	—	14,306,631
Fixed income	2,647,397	—	—	2,647,397
International equity	1,828,893	—	—	1,828,893
Common/collective trust	—	4,503,785	—	4,503,785
Common stock	3,036,418	—	—	3,036,418

Total assets at fair value	$30,049,396	$4,503,785	$—	$34,553,181

6.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan document to amend or terminate the Plan subject to the terms of the Plan agreement and the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer matching contributions and these contributions become non-forfeitable.

7.	Tax Status

The Company received a determination letter dated April 27, 2010, from the Internal Revenue Service (“IRS”), informing the Company that the Plan is designed in accordance with applicable sections of the IRC. The Company believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the IRC and the trust established under the Plan is tax-exempt under the IRC.  Accordingly, an income tax provision is not recorded by the Plan.

Management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities.  Plan management has concluded that as of December 31, 2012, there are no uncertain tax positions that require either recognition or disclosure in the financial statements.  The Plan is subject to routine audits by taxing authorities for tax years for which the applicable statutes of limitations have not expired.  There are currently no audits of the Plan for any tax periods in progress.  Plan management believes it is no longer subject to income tax examinations for years prior to 2009.

8.	Party-in- Interest Transactions

Certain Plan investments include mutual funds and a common/collective trust fund managed by Principal. Principal has acted as the Plan trustee, and therefore is a party-in-interest.  While transactions involving Plan assets with a party-in-interest are usually prohibited, these transactions are exempt under ERISA Section 408(b)(8).

Transactions associated with the shares of common stock of the Company are also considered exempt party-in-interest transactions. The Plan sold 20,697 shares of the Company’s common stock during the year ended December 31, 2012.  As of December 31, 2012 and 2011, the Plan held 174,948 and 195,645 shares, respectively, of common stock of the Company.

9.	Contingencies

The Company’s U.S. federal income tax returns for 2009 through 2011 are open to examination for federal tax purposes. The Company has several foreign tax jurisdictions that have open tax years from 2006 through 2012. The IRS is currently conducting an audit of the Company’s U.S. federal income tax returns for the 2009 through 2011 tax years.

10.	Reconciliation of Financial Statements to Form 5500

The financial statements are prepared on the accrual basis of accounting and the Form 5500 is prepared on the cash basis of accounting.  In addition the stable value fund holds fully benefit-responsive investment contracts. The stable value fund is reported at contract value in the statement of changes in assets available for benefits and fair value in the Form 5500.  The following is a reconciliation of assets available for benefits of the financial statements to the Form 5500 as of and for the years ended December 31:

			2012	2011

		Assets available for benefits as presented in the financial statements	$37,106,628	$34,523,436

		Employee contributions receivable	(68,428)	(52,046)

		Employer contributions receivable	(109,485)	(20,549)

		Adjustment from contract value to fair value for fully benefit- responsive investment contracts	100,009	102,340

		Assets available for benefits as presented in Form 5500	$37,023,724	$34,553,181

		The following is a reconciliation of the net increase in assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2012:

		Net increase in assets available for benefits per the financial statements		$2,583,192

		Change in adjustment from fair value to contract value for fully benefit responsive investment contract		(2,331)

		Employee contributions receivable not recorded on the Form 5500 at December 31, 2011		52,046

		Employer contributions receivable not recorded on the Form 5500 at December 31, 2011		20,549

		Employee contributions receivable not recorded on the Form 5500 at December 31, 2012		(68,428)

		Employer contributions receivable not recorded on the Form 5500 at December 31, 2012		(109,485)

		Net income per the Form 5500		$2,475,543

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Plan 002 EIN 87-0327982

Schedule H, Part IV, Item 4i

Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b)	(c)	(d)		(f)
Party in	Identity of	Description of	Number of	(e)	Current
Interest	Issue	Investment	Units	Cost	Value

		Common/ Collective Trust:

*	Morley Financial Services, Inc.	Union Bond & Trust Company Principal Stable Value Fund (contract value of $4,254,962)	230,620	**	$4,354,971

		Mutual Funds:

*	Principal Global Investors	Principal LifeTime 2030 R5 Fund	372,262	**	4,653,269
*	Principal Global Investors	Principal LifeTime 2020 R5 Fund	317,316	**	3,991,836
*	Principal Global Investors	Principal LifeTime 2040 R5 Fund	211,325	**	2,679,601
*	Principal Global Investors	Principal LifeTime 2010 R5 Fund	199,589	**	2,395,071
	Capital Research and Management	T. Rowe Price/Brown LargeCap Growth I R5 Fund	238,021	**	2,304,044
	PIMCO	PIMCO Total Return A Fund	201,865	**	2,268,957
	Blackrock Advisors, LLC	Blackrock Equity Dividend A Fund	71,927	**	1,430,637
*	Principal Global Investors	Principal LargeCap S&P 500 Index R5 Fund	116,393	**	1,174,403
*	Edge Asset Management, Inc.	Columbia Acorn A Fund	37,319	**	1,095,685
	Harbor Capital Advisors	Harbor International Inv Fund	14,497	**	892,279
	Franklin Advisers, Inc.	Templeton Global Bond R Fund	65,782	**	880,157
*	Principal Global Investors	Principal International Emerging Markets R5 Fund	31,012	**	803,834
*	Principal Global Investors	Principal LifeTime 2050 R5 Fund	62,251	**	758,844
*	Principal Global Investors	Principal LifeTime Strategic Income R5 Fund	59,683	**	677,999
*	Principal Global Investors	Principal MidCap S&P 400 Index R5 Fund	34,694	**	521,447
*	Principal Global Investors	Principal Real Estate Securities R5 Fund	25,415	**	500,669
	Capital Research and Management	American Funds Growth Fund of America R4 Fund	11,859	**	482,783
	Fidelity Research & Management Co.	Fidelity Advisor Government Income T Fund	45,423	**	481,026
*	Principal Global Investors	Principal Diversified International R5 Fund	41,890	**	433,144
	Fidelity Research & Management Co.	Fidelity Advisor High Income Advantage T Fund	34,485	**	357,607
	Goldman Sachs / LA Capital Management	Goldman Sachs MidCap Value I R5 Fund	23,833	**	344,632
	Heartland Mutual Funds	Heartland Value Plus Fund	11,251	**	334,048
*	Principal Global Investors	Principal SmallCap 600 Index R5 Fund	14,183	**	262,952
	Lord Abbett & Co, LLC	Lord Abbett Dev Growth R3 Fund	11,670	**	230,250
*	Edge Asset Management, Inc.	SAM Flexible Income R5 Portfolio	10,690	**	126,462
*	Edge Asset Management, Inc.	SAM Conservative Growth R5 Portfolio	1,601	**	23,201
*	Edge Asset Management, Inc.	SAM Strategic Growth R5 Portfolio	1,162	**	18,566
*	Edge Asset Management, Inc.	SAM Balanced R5 Portfolio	934	**	12,700
*	Edge Asset Management, Inc.	SAM Conservative Balanced R5 Portfolio	260	**	2,880
	Capital Research and Management	American Funds Capital World Bond R4 Fund	72	**	1,526
		Total Mutual Funds			30,140,509

		Common Stock:

*	Nature’s Sunshine Products Inc.	Common Stock	174,948	**	2,533,244

		Total Investments			$37,028,724

* Denotes a party-in-interest as defined by ERISA

** Not required as investments are participant directed

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm — Tanner LLC